UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Logitech International S.A.
(Name of Issuer)

Registered shares, par value 0.25 Swiss francs per share
(Title of Class of Securities)

H50430232
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐         Rule 13d-1(b)
☐         Rule 13d-1(c)
☒         Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H50430232
1. Names of Reporting Persons: Daniel Borel
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.SEC Use Only:
4.Citizenship or Place of Organization: Switzerland
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 8,415,434 [1]
6. Shared Voting Power: 53,000 [2]
7. Sole Dispositive Power: 8,415,434 [1]
8. Shared Dispositive Power: 59,500 [3]
9. Aggregate Amount Beneficially Owned by Each Reporting Person 8,474,934
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (9): 5.2% [4]
12. Type of Reporting Person (See Instructions)
IN

1. As of February 10, 2017.
2. Includes 53,000 shares held by a charitable foundation, of which the reporting person and other members of his family are board members.
3. Includes the shares in footnote (2), and 6,500 shares held by the reporting person’s spouse.
4. Based on the number of shares outstanding as of January 9, 2017, as reported in the Quarterly Report on Form 10-Q filed by the issuer on February 6, 2017.

Item 1.

(a)	Name of Issuer: Logitech International S.A.

(b)	Address of Issuer’s Principal Executive Office
c/o Logitech Inc., 7700 Gateway Blvd., Newark, CA 94560
Item 2.

(a)	Name of Person Filing: Daniel Borel

(b)	Address of Principal Business Office or, if none, Residence
c/o Logitech International S.A., EPFL - Quartier de l’Innovation, Daniel Borel Innovation Center 1015 Lausanne, Switzerland

(c)	Citizenship: Switzerland

(d)	Title of Class of Securities Registered Shares, par value 0.25 Swiss francs per share

(e)	CUSIP Number: H50430232

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 8,474,934______________

(b)	Percent of class: 5.2%__________________

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 8,415,434

(ii)	Shared power to vote or to direct the vote: 53,000

(iii)	Sole power to dispose or to direct the disposition of: 8,415,434

(iv)	Shared power to dispose or to direct the disposition of: 59,500

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable
Item 10. Certifications
Not applicable
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017
Date

/s/ Daniel Borel
Signature

Daniel Borel
Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)